Omiyinka Doris Chooses to Step Aside from VEON General Counsel Position Dubai, June 17, 2025: VEON Ltd. (Nasdaq: VEON; the “Company” or “VEON”), a global digital operator, today announces that Omiyinka Doris has chosen to step aside from her role as Group General Counsel of the Company e ective July 1, 2025. Ms. Doris will continue as a strategic advisor to the Group Chief Executive O icer and will remain based in Amsterdam. Ms. Doris has worked with VEON for a decade, first as Deputy General Counsel, SEC/Disclosure, Finance and Governance, then as Acting Group General Counsel and most recently as the Group General Counsel and a member of the Group Executive Committee (GEC). During a time of intense geopolitical shifts, Ms. Doris played a pivotal role in steering VEON to sustained success. Ms. Doris led the successful execution of numerous key strategic initiatives across a variety of areas, including M&A, capital markets, governance and compliance. These include the Company’s transformational milestones, such as VEON’s exit from Russia, complex bond restructurings and financings, consolidating trading of VEON equity on the Nasdaq Stock Market (“Nasdaq”), and relocating the Company’s headquarters from Amsterdam to Dubai. Ms. Doris has been the lead GEC member for the planned listing of Kyivstar Group Ltd., the parent company of Ukraine's leading digital operator JSC Kyivstar, on Nasdaq. As a member of the Supervisory Board of Kyivstar over the past several years, Ms. Doris helped to navigate the Company through challenging times as Kyivstar maintained its operations, and Ukraine’s telecommunications infrastructure, during the war. Ms. Doris’s extraordinary e orts also focused on transforming the legal and compliance teams. She has recruited and developed the careers of many exceptional lawyers and compliance professionals at VEON, forged increased collaboration between the HQ and OpCo legal teams, and overseen a fundamental redesign of VEON’s Ethics, Compliance and Investigations functions, including the creation of an Ethics and Compliance Centre of Excellence in Dubai. In 2024, the Financial Times recognized Ms. Doris as one of the world’s top 15 in-house legal leaders. Augie K Fabela II, VEON Chairman and Founder commented: “Omiyinka has been an exceptional General Counsel who guided VEON through a time of unprecedented geopolitical upheaval and economic uncertainty. She has been a trusted advisor to the Board on the most complex legal matters impacting the Company, approaching issues with clarity, sound judgment, and intelligence. In addition, Omiyinka has developed one of the industry’s leading legal and compliance teams. We thank her for her significant contributions to VEON’s transformation and strong current position, and for the robust legacy she leaves behind.” Kaan Terzioglu, VEON Group CEO stated: “Omiyinka has been an invaluable member of the VEON senior management team throughout her career with VEON, including her most recent role as the General Counsel and Group Executive Committee member. She has been a driving force behind some of the most critical initiatives underpinning VEON’s ambitious digital transformation and operating model changes. I thank her for her unwavering focus, commitment to solution-orientated outcomes, and for spearheading the development of our exceptional legal and compliance functions at the HQ and across our operations.” Omiyinka Doris commented, “It has been an extraordinary journey with VEON over the last ten years. I thank the Board and the Group Executive Committee members for the years we shared and the milestones we reached working together. I am deeply proud of the talents, tenacity and accomplishments of the legal team and all that we have achieved together in the last few years. I am honored to have contributed to VEON’s journey and look forward to supporting its future endeavors, now in my advisory role.” About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the execution of VEON’s strategy and the planned listing of Kyivstar on Nasdaq Stock Market. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information VEON Hande Asik Group Director of Communications pr@veon.com